News Release

Resin Systems announces initial delivery of RStandardTM modular composite utility poles to large Texas municipal utility.

Edmonton, Alberta, February 22, 2005: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB), a technology company, and its operating division, RS Technologies, are pleased to announce it will be supplying its RStandardTM modular composite utility poles to a large municipal utility company in Texas.  This is the initial order of the new RStandard™ modular composite pole in the State of Texas.

The RStandardTM utility pole consists of modular sections, making it easier to transport, inventory, handle and install than its traditional wood, steel or concrete counterparts. In addition, the RStandardTM composite poles require less space for transportation and storage because the modular sections can be nested together.  Made using RSI’s patented VersionTM resin, the RStandardTM pole is stronger, lighter and with no VOCs’, it is more environmentally friendly than all other utility poles in the market today.  Also, in a recent development, RSI’s VersionTM resin has now been reformulated to incorporate protection against damaging UV rays.  This advancement will provide UV protection, as well as, a maintenance free surface over the service life of the utility pole.

RSI is a composite materials technology company which has commercialized a proprietary RStandard™ modular composite utility pole for sale to power utility companies.  In addition, RSI is actively engaged in the further development and commercialization of its Version® resins and related products for worldwide composite material applications.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

Website: www.grouprsi.com

www.howardgroupinc.com

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